Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
COMPLETES SALE OF THE FAIRMONT KEA LANI MAUI
- Fairmont to Continue to Manage the Resort under Long-term Management Contract -

TORONTO, July 15, 2004 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced that it has completed the sale of its real estate interest in The Fairmont Kea Lani Maui to Host Marriott Corporation (“HMT”) (NYSE: HMT) for $355 million, or $789,000 per room. The resort will continue to be known as The Fairmont Kea Lani Maui and will be managed by Fairmont under the existing long-term management contract.

FHR expects to reinvest a portion of the proceeds in additional hotels over the course of the next year. The Company also intends to use the sale proceeds to acquire the remaining interest in the Fairmont management company, to increase its share purchases under its existing share repurchase program and, in the interim, to reduce existing indebtedness.

“We are pleased to have been able to capitalize on our success with The Fairmont Kea Lani Maui. This sale reinforces our strategy of acquiring attractive assets, realizing the value created through improved performance and then redeploying the capital to continue growing the Company,” commented William R. Fatt, Chief Executive Officer of FHR. “We look forward to working with such a well-respected hotel owner as Host Marriott and hope this partnership is the first of many opportunities between both companies.”

When the Company reports its second quarter results on July 22, FHR will revise its 2004 earnings guidance to reflect the impact of this sale.

About Fairmont Hotels & Resorts Inc.
 FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Investors: Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com/investor	Media: Laura Fairweather Executive Director Public Relations Tel: 416.874.2404 Email: communications@fairmont.com Website: www.fairmont.com